SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 22, 2009

Press Release dated January 22, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: January 31, 2009

Eni: bond offering

Rome, January 22, 2009 - Eni has mandated Banco Bilbao Vizcaya Argentaria S.A., HSBC Bank Plc, Société Générale Corporate & Investment Banking and UniCredit (HVB), as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 7-year bond offering under its existing Euro Medium Term Notes Programme.

The bond issue aims at a correct balance between Eni's short and long term debt.

The transaction will be launched, subject to market conditions and the offering is restricted to institutional investors. The bond will be listed on the Luxembourg Stock Exchange.

Eni's long term rating is Aa2/AA-.

Company contacts:

Press Office: Tel. +39.0252031875 – +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni successfully launched fixed rate Bond

Rome, January 22, 2009 - Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 1.5 billion. The transaction was placed in the international Eurobond market. The bond has a 7 year maturity and pays a fixed annual coupon of 5.00%. The reoffer price is 99.337%.

Eni's credit rating is Aa2 for Moody's and AA- for Standard&Poor's. The new bond will be listed on the Luxembourg Stock Exchange.

The transaction has been extremely successful both in Italy and abroad, in a market characterized by high volatility.

Interest by a significant number of high quality institutional investors such as Fund Management firms and Insurances was mainly due to Eni's credit profile and its excellent reputation.

The notes were bought by institutional investors mainly in Italy, France, Germany, Spain, UK and Netherlands.

Banco Bilbao Vizcaya Argentaria S.A., HSBC Bank Plc, Société Générale Corporate & Investment Banking and UniCredit (HVB) had the role of Joint Lead Managers and Joint Bookrunners for the transaction.

Company contacts:

Press Office: Tel. +39.0252031875 – +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it